THE IBERO-AMERICA FUND
Exh. 77C
NSAR

The Special Meeting of the Stockholders of The Ibero-America Fund, Inc. (the “Fund”) was held on August 31, 2011.

A description of the proposals and number of shares voted at the Meeting are as follows:

		Voted for	Abstain	Authority Withheld

1.	Approval of the Liquidation and Dissolution of the Fund	4,815,021	241,258	76,287

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Funds/closed-end/Ibero-Am—Exh. 77C to NSAR.2-2012